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                                              Filed by Sterling Bancshares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                Subject Company:  Lone Star Bancorporation, Inc.
                                                  Commission File No. 0-20750

                                                            Date:  July 24, 2001



In connection with the proposed transaction among Sterling Bancshares, Inc., Sterling Bancorporation, Inc. and Lone Star Bancorporation, Inc., Sterling Bancshares has filed a registration statement on Form S-4 with the Securities and Exchange Commission to register the shares of Sterling Bancshares' common stock to be issued to the shareholders of Lone Star. Investors and security holders are advised to read the registration statement and proxy statement/prospectus included within the registration statement because they contain important information about Sterling Bancshares, Lone Star, the proposed transaction and the persons soliciting proxies relating to the merger. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus may also be obtained by directing a request through the investor relations portion of Sterling Bancshares' website at http://banksterling.com or by mail to Sterling Bancshares, Inc., 2550 North Loop West, Suite 600, Houston, Texas 77092, Attn: Investor Relations. Sterling's telephone number is (713) 466-8300.

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including, but not limited to, the following: general business and economic conditions in the markets Sterling Bancshares serves may be less favorable than anticipated with could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults; changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments; Sterling Bancshares' liquidity requirements could be adversely affected by changes in its assets and liabilities; legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry; competitive factors may increase, including product and pricing pressures among financial services organizations; and changes in fiscal and governmental policies of the United States federal government could have an adverse effect on Sterling Bancshares' business. Please also read the additional risks and factors described from time to time in Sterling Bancshares' reports filed with the Securities and Exchange Commission, including Sterling Bancshares' Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

The following is a press release issued on July 24, 2001, by Sterling Bancshares concerning its three for two stock split with a record date of September 4, 2001.



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                                  NEWS RELEASE

For More Information Contact:                       For Release  - July 24, 2001
Eugene Putnam, Chief Financial Officer
713-507-7292




             STERLING BANCSHARES ANNOUNCES THREE-FOR-TWO STOCK SPLIT

           *Also Announces Quarterly Cash Dividend of $0.055 Per Share

HOUSTON, TEXAS, July 24, 2001-- Sterling Bancshares, Inc. (NASDAQ: SBIB), today announced that its Board of Directors has declared a three-for-two stock split to be effected in the form of a stock dividend on its common stock. Stockholders of record on September 4, 2001, will be entitled to one additional share of common stock for every two shares of the Company's common stock held on that date. Cash paid in lieu of fractional shares will be based on the average of the high and low bids on the record date, as adjusted for the split.

The payment date for the stock dividend will be September 18, 2001. On or about that date, certificates for the new shares will be mailed to stockholders by the Company's transfer agent, American Stock Transfer & Trust Co.

The Company had approximately 26,884,000 shares of its common stock outstanding as of June 30, 2001. After the consummation of the merger with Lone Star Bancorporation, Inc., which is expected to occur immediately upon the approval of that transaction by Lone Star's stockholders at a meeting scheduled for August 22, 2001, we expect to have approximately 28,644,000 shares outstanding. As a result of the stock dividend, the Company will have approximately 42,966, 000 shares of common stock outstanding.

Additionally, the Company's Board of Directors declared a quarterly cash dividend of $0.055 per share. The second quarter cash dividend will be paid on August 20, 2001, to shareholders of record on August 6, 2001.

Sterling Bancshares, Inc. is a Houston-based bank holding company that operates 33 community-banking offices in the greater metro areas of Dallas, Houston, San Antonio, and South Texas. The Company also provides mortgage-banking services through its 80 percent-owned subsidiary, Sterling Capital Mortgage Company. Sterling's common stock is traded through the NASDAQ National Market System under the symbol SBIB. For more information on Sterling Bancshares, please visit the Company's web site at www.banksterling.com.

                                     -more-



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Except for historical information contained herein, this press release contains
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including, but not limited to, the following: general business and economic conditions in the markets the Company serves may be less favorable than anticipated which could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults; changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments; the Company's liquidity requirements could be adversely affected by changes in its assets and liabilities; legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry; competitive factors may increase, including product and pricing pressures among financial services organizations; and changes in fiscal and governmental policies of the United States federal government could have an adverse effect on the Company's business. Please also read the additional risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.



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